Exhibit 12
Texas Instruments Incorporated and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(Millions of dollars)

	2013	2012	2011	2010	2009
EARNINGS:

Income from continuing operations before income tax	$2,754	$1,935	$2,955	$4,551	$2,017
Equity method investments (gains) and losses	(6)	(17)	(5)	(1)	4
Add:
Fixed charges (from below)	105	99	54	15	16
Amortization of capitalized interest	2	2	3	4	4
Distributed income from equity investees	11	16	11	1	5
Total earnings	$2,866	$2,035	$3,018	$4,570	$2,046

FIXED CHARGES:

Total gross interest on debt (expensed) (a)	$104	$104	$48	$—	$—
Amortization of debt premium and debt issuance costs	(9)	(18)	(6)	—	—
Estimated interest element of rental and lease expense	10	13	12	15	16
Total fixed charges	$105	$99	$54	$15	$16

Ratio of earnings to fixed charges	27.3	20.6	55.9	304.8	127.9
(a) Capitalized interest was immaterial for 2013, 2012 and 2011.